VICI PROPERTIES INC.

8329 W. Sunset Road, Suite 210

Las Vegas, Nevada 89113

July 31, 2017

VIA EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Tom Kluck
Legal Branch Chief, Office of Real Estate and Commodities

Re:	Withdrawal Request
VICI Properties Inc.
Registration Statement on Form 10-12G
Filed on June 20, 2017
File No. 000-55791

Dear Mr. Kluck,

On June 20, 2017, VICI Properties Inc., a Maryland corporation (the “Company”), filed with the Securities and Exchange Commission, a Registration Statement on Form 10-12G (File No. 000-55791) (as amended on July 25, 2017, the “Registration Statement”) under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

The Company hereby requests immediate withdrawal of the Registration Statement. The Company is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing pursuant to Section 12(g)(1) of the Exchange Act.

The Company intends to file a replacement Registration Statement on Form 10-12G as soon as possible on the date hereof. The Company hereby represents that the replacement Registration Statement will not include any amendments, changes or alterations from the Amendment No. 1 to the Registration Statement filed on July 25, 2017, other than the filing date on the cover page and the date of signature.

If you have any questions regarding this matter, please contact Edward J. Schneidman or Carol Anne Huff of Kirkland & Ellis LLP at (312) 862-3333 or (312) 862-2163, respectively.

Very truly yours,

/s/ John Payne
John Payne
President and Chief Operating Officer

cc: Mary	Beth Higgins

VICI Properties Inc.

Edward J. Schneidman

Carol Anne Huff

Kirkland & Ellis LLP